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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 23 2010

Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hines Real Estate Investments, Inc. (formerly known as "Hines Real Estate Securities, Inc.")

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Prosperie, Controller - 713-966-2023
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1111 Bagby, Suite 4500	**Houston**	**Texas**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frank Apple, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hines Real Estate Investments, Inc. (formerly known as "Hines Real Estate Securities, Inc.") for the year ended December 31, 2009, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 22, 2010
Date

Sr. Vice President and Financial Operations Principal

Notary Public

NITA J. CHESNEY
Notary Public
STATE OF TEXAS
My Comm. Exp. 01-14-2011

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statements of Financial Condition
(x) (c) Statements of Operations
(x) (d) Statements of Cash Flows
(x) (e) Statements of Changes in Stockholder's Equity
( ) (f) Consolidated Statement of Changes in Subordinated Liabilities and Net Worth
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (included in Notes to Consolidated Financial Statements).
(x) (l) Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (not required)
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hines Real Estate Investments, Inc.:

We have audited the accompanying statements of financial condition of Hines Real Estate Investments, Inc, (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hines Real Estate Investments, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules g, and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 17, 2010

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CASH	$ 5,251,865	$ 5,262,446
DUE FROM AFFILIATES	578,254	1,486,257
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $633,195 and $592,036 at December 31, 2009 and 2008, respectively	66,270	92,805
PREPAID EXPENSES	257,247	271,726
OTHER ASSETS	10,094	41,015
TOTAL	$ 6,163,730	$ 7,154,249
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 753,641	$ 1,325,337
Accrued expenses	1,957,975	1,121,972
Due to affiliate	419,102	93,026
Other liabilities	782,430	1,040,172
Total liabilities	3,913,148	3,580,507
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value — authorized, 10,000 shares; issued and outstanding, 2047 shares and 1,846 shares at December 31, 2009 and 2008, respectively	20	18
Additional paid-in capital	20,383,980	18,372,982
Retained deficit	(18,133,418)	(14,799,258)
Total stockholder's equity	2,250,582	3,573,742
TOTAL	$ 6,163,730	$ 7,154,249

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Sales commissions	$ 18,641,766	$ 29,197,279
Dealer manager fees	6,047,838	9,567,741
Recoveries of organizational and offering costs	14,104,375	16,071,467
Placement agent fees and recoveries	1,168,657	2,154,114
Other recoveries	77,650	100,673
Total revenues	40,040,286	57,091,274
EXPENSES:		
Salaries and wages	12,489,535	14,519,258
General and administrative	4,874,480	5,636,088
Legal and other professional fees	1,191,724	1,464,020
Travel, meals, and entertainment	1,426,250	1,826,405
Marketing	1,708,836	2,476,904
Commissions to selling broker-dealers	18,478,687	29,197,279
Marketing fees to selling broker-dealers	3,163,775	4,805,797
Depreciation expense	41,159	39,621
Total expenses	43,374,446	59,965,372
NET LOSS	$ (3,334,160)	$ (2,874,098)

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,334,160)	$ (2,874,098)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	41,159	39,621
Change in operating assets and liabilities:		
Decrease (increase) in due from affiliates	908,003	(493,371)
Decrease (increase) in prepaid and other	45,397	(2,510)
(Decrease) increase in accounts payable	(571,696)	24,716
Increase (decrease) in accrued expenses	836,004	(300,582)
Increase in due to affiliates	326,076	93,026
(Decrease) increase in other liabilities	(257,742)	326,353
Net cash used in operating activities	(2,006,959)	(3,186,845)
CASH FLOWS FROM INVESTING ACTIVITIES — Additions to furniture, equipment and leasehold improvements	(14,622)	-
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	2,011,000	2,743,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,581)	(443,845)
CASH AND CASH EQUIVALENTS — Beginning of year	5,262,446	5,706,291
CASH AND CASH EQUIVALENTS — End of year	$ 5,251,865	$ 5,262,446

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE — January 1, 2008	1,572	$ 16	$ 15,629,984	$ (11,925,160)	$ 3,704,840
Issuance of common stock	274	2	2,742,998	-	2,743,000
Net loss	-	-	-	(2,874,098)	(2,874,098)
BALANCE — December 31, 2008	1,846	18	18,372,982	(14,799,258)	3,573,742
Issuance of common stock	201	2	2,010,998	-	2,011,000
Net loss	-	-	-	(3,334,160)	(3,334,160)
BALANCE — December 31, 2009	2,047	$ 20	$ 20,383,980	$ (18,133,418)	$ 2,250,582

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Real Estate Securities, Inc. was incorporated in the state of Delaware in June 2003, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority (FINRA) on January 7, 2004. Hines Real Estate Securities, Inc. became Hines Real Estate Investments, Inc. (the "Company") on April 1, 2009. The Company was formed for the purpose of serving as the dealer-manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. (Hines REIT), an affiliate of the Company. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares (the "Second Offering"). The Second Offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third public offering pursuant to which it offered a maximum of $3.5 billion in common shares (the "Third Offering"). Hines REIT ceased accepting new sales of shares in the Third Offering for subscriptions dated after December 31, 2009, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Third Offering.

On August 5, 2009, Hines Global REIT, Inc. ("Hines Global REIT") commenced its initial public offering, pursuant to which it is offering a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering is expected to terminate on or before August 5, 2011.

In May 2006, the FINRA approved the Company's request to amend its membership agreement to allow the addition of private placements of securities and direct participation programs to its list of permissible business activities. Hines Interests Limited Partnership, an affiliate of the Company, and certain of its affiliates (collectively, "Hines") is the sponsor of Hines REIT, Hines Global REIT and other private real estate funds. The Company participates in the distribution and sale of interests in certain of these funds through private placement transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2009 and 2008, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $1,240,493 at December 31, 2008, and amounts due from the Hines REIT for sales commissions and dealer-manager fees (see Note 3) totaling $82,074 and $135,361 at December 31, 2009 and 2008, respectively. Due from affiliates also includes amounts due from Hines Global Advisors Limited Partnership (the "Global Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $78,037 at December 2009, and amounts due from Hines Global REIT for sales commissions and

dealer-manager fees (see Note 3) totaling $ 306,815 at December 31, 2009. Also included in due from affiliates are amounts due from Hines related to private placement reimbursements totaling $111,329 and $110,403 at December 31, 2009 and 2008, respectively (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT and Hines Global REIT. These costs consist of actual legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines REIT's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of Hines REIT's and Hines Global REIT's common shares, (3) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines REIT's and Hines Global REIT's common shares, (4) costs and expenses of conducting Hines REIT's and Hines Global REIT's educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Advisor and Global Advisor. These expenses, totaling $14,104,375 and $16,071,467 for the years ended December 31, 2009 and 2008, respectively, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist of insurance and software licenses, which are being amortized over the life of their respective contracts. Other assets comprise employee receivables related to standing travel advances.

Accrued Expenses — Accrued expenses primarily consist of salaries and internal sales commissions due to the Company's employees of $765,327 and $706,674 at December 31, 2009 and 2008, respectively, and marketing fees and commissions of $902,190 and $230,617 at December 31, 2009 and 2008, respectively, payable to selling broker-dealers in conjunction with their selected dealer agreements with the Company (see Note 4).

Due to Affiliate — Due to affiliate comprises amounts due to Hines REIT for dealer-manager fees received that had not yet been earned.

Subsequent Events — The Company has evaluated subsequent events through February 17, 2010, which is the date the financial statements were issued.

New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board ("FASB") issued an update to FASB Accounting Standards Codification ("ASC") 740, Income Taxes, which clarifies the accounting for uncertainty in tax positions. GAAP requires the Company to recognize in its financial statements the impact of a tax position, if it is more likely than not that the tax position will be sustained upon examination, based on the technical merits of the position. The update to ASC 740 is effective for fiscal years beginning after December 15, 2008, for nonpublic entities. The Company adopted this update on January 1, 2009, and it did not have a material impact on its consolidated financial statements.

In May 2009, the FASB issued FASB ASC 855, Subsequent Events, which established the period in which management of a reporting entity should evaluate events and transactions for recognition or disclosure in the financial statements. It also describes the circumstances under which an entity should recognize events or transactions that occur after the balance sheet date. This statement was effective for the Company on June 15, 2009 and resulted in additional disclosures as presented in this Note 2.

In June 2009, the FASB issued the Accounting Standards Codification ("the Codification"). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP. We adopted the Codification for the year ended December 31, 2009 and the adoption did not materially impact our financial statements. However our references to accounting literature within our notes to the financial statements have been revised to conform with Codification classification.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Hines REIT — The Company has entered into dealer-manager agreements (the DMAs) with Hines REIT for the marketing of common shares being offered pursuant to the Second Offering and the Third Offering. The DMA related to the Second Offering expired on June 30, 2008, in conjunction with the termination of the Second Offering. On June 30, 2008, the Company executed a DMA for the Third Offering. The DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines REIT or the Company under certain circumstances.

The DMAs for the Second and Third Offerings provide that Hines REIT pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to each offering, all of which is reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines REIT's dividend reinvestment plan. Both agreements also provide that Hines REIT pay the Company a dealer-manager fee in the amount of up to 2.2% of the gross proceeds of the common shares sold, a portion of which may be reallowed to selected selling

broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines REIT's dividend reinvestment plan. The DMA for the Third Offering does not provide for dealer-manager fees or selling commissions to be paid on sales to investors who are party to an agreement with a licensed broker-dealer, investment advisor, or bank trust department pursuant to which the investor pays a fee based on assets under management, such as a "wrap fee," "commission replacement fee," or similar fee.

Additionally, Hines REIT or the Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — Hines Global REIT — The Company has entered into a dealer-manager agreement (the "Global DMA") with Hines Global REIT for the marketing of common shares being offered pursuant to the Initial Global Offering. The Global DMA is expected to terminate on August 5, 2011, in conjunction with the termination of the Initial Global Offering. The Initial Global Offering could be extended one year to August 5, 2012. The DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT or the Company under certain circumstances.

The Global DMA for the Initial Offering provides that Hines Global REIT pay the Company selling commissions in an amount up to 7.5% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT's dividend reinvestment plan. The Global DMA also provides that Hines Global REIT pay the Company a dealer-manager fee in the amount of up to 2.5% of the gross proceeds of the common shares sold, of which 1.5% may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT's dividend reinvestment plan.

Additionally, Hines Global REIT or the Global Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement (ISA) with the Advisor related to certain services that the Advisor has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on December 31 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. For the years ended December 31, 2009 and 2008, $599,662 and $872,824, respectively, was included in general and administrative expense, and approximately $1,784,625 and $1,772,774, respectively, was included in salaries and wages in the accompanying statements of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines. The Company receives a monthly placement agent fee and reimbursement of

actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $1,133,935 and $2,154,114 for the years ended December 31, 2009 and 2008, respectively, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines REIT Second and Third Offerings and the Hines Global REIT Initial Offering. The selected dealer agreements related to the Second Offering expired June 30, 2008, in conjunction with the termination of the Second Offering. The selected dealer agreements related to the Hines REIT Third Offering and the Hines Global REIT Initial Offering are due to expire on the date that the respective Offerings are terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines REIT Second and Third Offerings and the Hines Global REIT Initial Offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the Hines REIT Second and Third Offering and the Hines Global REIT Initial Offering (subject to certain reductions related to sales to related parties and sales volume discounts) and will pay no selling commissions related to shares issued pursuant to Hines REIT's dividend reinvestment plan or advisory fee sales or Hines Global REIT's dividend reinvestment plan. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fee it receives from Hines REIT or Hines Global REIT.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Hines Real Estate Investments, Inc. Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT shares as defined in the Plan. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion. On December 31, 2006, the Plan was amended to fully vest and distribute account balances for certain employees in 2007.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2009, the Company granted LTI Awards of $354,594 and recognized compensation expense of $511,595. In 2008, the Company granted LTI Awards of $505,951 and recognized compensation expense of $695,698. The related payable of $750,197 and $997,547 at December 31, 2009 and 2008, respectively, is included in other liabilities in the accompanying balance sheets.

Operating Leases — The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2009, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2010	$ 188,760
2011	200,992
2012	200,992
2013	171,694
2014	
Thereafter	
Total	$ 762,438

Rent expense totaled approximately $427,061 and $375,348 for the years ended December 31, 2009 and 2008, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2009, the Company had net capital, as defined, of $1,722,830 which was $1,461,953 in excess of its required net capital of $260,877, and its ratio of aggregate indebtedness to net capital was 2.3 to 1. At December 31, 2008, the Company had net capital, as defined, of $1,817,300, which was $1,578,600 in excess of its required net capital of $238,700, and its ratio of aggregate indebtedness to net capital was 2.0 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

HINES REAL ESTATE INVESTMENTS, INC.

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$2,250,582	$3,573,742
Deductions:		
Nonallowable assets:		
Due from affiliates	194,141	1,350,896
Prepaid expenses and other assets	267,341	312,741
Furniture, equipment, and leasehold improvements — net	66,270	92,805
Net capital before haircuts on securities	1,722,830	1,817,300
Haircuts on securities	-	-
NET CAPITAL	$1,722,830	$1,817,300
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$3,913,148	$3,580,507
TOTAL AGGREGATE INDEBTEDNESS	$3,913,148	$3,580,507
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.3 to 1	2.0 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 260,877	$ 238,700
Excess net capital	$1,461,953	$1,578,600

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in the Company's unaudited FOCUS report as of December 31, 2009, as filed on January 27, 2010 and amended on February 5, 2010.

HINES REAL ESTATE INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009 AND 2008

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 4500
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Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 17, 2010

To the Board of Directors and Stockholder of
Hines Real Estate Investments, Inc.:

In planning and performing our audit of the financial statements of Hines Real Estate Securities, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 17, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

HINES REAL ESTATE INVESTMENTS, INC.

(formerly known as "Hines Real Estate Securities, Inc.")

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008, AND INDEPENDENT AUDITORS' REPORT, AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

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Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document